OMV Investor News

May 24, 2007

Results of OMV's Annual General Meeting

- **Dividend of EUR 1.05 per share approved by Annual General Meeting**
- **Existing authorization for capital increase extended to 2012 and possibility granted to issue a convertible bond**
- **Authorization to buy back shares**

OMV's Annual General Meeting has approved a dividend of EUR 1.05 per share for 2006 as well as all agenda resolutions. OMV CEO Wolfgang Ruttenstorfer: "2006 brought more record results for OMV. We achieved this success in an environment not just of high oil prices, but also of significantly lower refining margins. This shows that your company remains on track for further profitable growth. In keeping with our strategy 2010, we will continue to sharpen our profile, so as to position the Group in a manner that differentiates us clearly from our competitors. Pursuing our strategy will bring sustainable value growth and strengthen our competitive position."

The EUR 1.05 per share dividend represents a payout ratio of 23%. The ex-dividend date is May 30 and the payment date is May 31, 2007. In accordance with the agenda the meeting duly adopted the annual financial statements and discharged the Executive Board and Supervisory Board. The annual remuneration of the Supervisory Board was set at the same level as 2006. Deloitte Wirtschaftsprüfungs GmbH was reappointed as auditor for 2007.

Capital increase and convertible bonds

The existing authorization for a capital increase by issuing up to 36,350,000 shares has been extended to May 23, 2012. In addition, the Annual General Meeting further authorized the Company to issue convertible bonds – within the limits of the authorized capital – in an amount of up to EUR 3 bn. The convertible bonds therefore represent a possible alternative to a capital increase. In case of a capital increase the exclusion of subscription rights is, like in the past, granted in the event of contributions in kind. However, when issuing convertible bonds, the Company has now the right to fully exclude subscription rights.

Share buy back

The meeting authorized the Executive Board to acquire own bearer shares up to the maximum extent legally permitted, during a period of 18 months as of today. The share buy back could be carried out at a minimum price of EUR 25.00 and a maximum price per share which must not

exceed the average unweighted closing price over the ten preceding trading days by more than 30%.

Management stock option plan

The meeting approved a new stock option plan. The maximum number of plan participants is currently 75. Exercise of the options is conditional on own investments of up to a maximum of EUR 60,000 in the case of members of the Executive Board and EUR 20,000 in that of other participants. An investment in the amount of 25%, 50% or 75% of this value can also be made. The number of shares required for the investment is based on the average closing price of OMV stock at the Vienna Stock Exchange for the month of May 2007. Each participant will be awarded 20 options for each share of investment according to the corresponding number of shares which entitle to acquire OMV shares or, respectively, to exercise another form. The stock options are valid from September 1, 2007 to August 31, 2014. They are subject to a two-year blocking period, which means that they cannot be exercised before September 1, 2009. The program is aimed at aligning the interests of management and shareholders more closely by giving management a substantial stake in the success of the company.

Voting results will be posted on the OMV site at www.omv.com > Investor Relations > Investor News > Annual General Meeting 2007.

Background information:

OMV Aktiengesellschaft

With Group sales of EUR 18.97 billion and a workforce of 40,993 employees in 2006, as well as market capitalization of around EUR 15 billion, OMV Aktiengesellschaft is Austria's largest listed industrial company. As the leading oil and gas group in Central Europe, OMV is active in Refining and Marketing (R&M) in 13 countries. In Exploration and Production (E&P) OMV is active in 20 countries on five continents. In the Gas business segment OMV has storage facilities and a 2,000 km long pipeline system, transporting 47 bcm of natural gas annually to countries such as Germany and Italy. Sales volumes of gas amount to 14.11 bcm. OMV holds stakes in integrated chemical and petrochemical plants – 50% in AMI Agrolinz International GmbH and a 35% stake in Borealis A/S, one of the world's leading producers of polyolefin. Other important holdings are: 51% of Petrom S.A., 50% of EconGas GmbH, 45% of the BAYERNOIL refining network and 10% of the Hungarian company MOL.

Austria's first carbon-neutral Annual General Meeting

OMV is committed to profitable growth and social responsibility. In order to set a good example and show how many ways there are to make a contribution to climate protection, it has made its AGM carbon-neutral. The unavoidable CO_2 emissions caused by the meeting are being offset via a donation supporting a biogas facility. This carbon offset scheme meets tough, internationally recognised quality standards.

For further information, please contact:

OMV

Ana-Barbara Kunčič, Investor Relations	Tel. +43 (1) 40 440-21600; e-mail: investor.relations@omv.com
Bettina Gneisz, Press	Tel. +43 (1) 40 440-21660; e-mail: bettina.gneisz@omv.com
Thomas Huemer, Press	Tel. +43 (1) 40 440-21660; e-mail: thomas.huemer@omv.com

Internet Homepage: www.omv.com

Next result announcement **January–June 2007** on August 16, 2007

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OMV Investor News

May 21, 2007
10.30am (CET), 9.30am (BST)

OMV awarded new exploration permit in New Zealand

- **OMV strengthens position in its E&P core region Australia/New Zealand with a new offshore exploration permit**
- **OMV is New Zealand's third largest gas producer since 2006**

OMV Aktiengesellschaft, Central Europe's leading oil and gas group, is boosting its New Zealand portfolio with a new offshore exploration permit on the west coast of New Zealand's North Island. OMV New Zealand, a wholly owned subsidiary of OMV, has been awarded the entire offshore exploration Block PEP 381200 by the New Zealand Government Regulatory Authority (NZ MoED). The permit is granted for a term of five years, commencing on September 1, 2007. The new offshore block lies in an average water depth of 1,000 meter in the Taranaki basin. Work on the awarded block will commence early 2008 with the acquisition of a 2D seismic survey.

Helmut Langanger, Head of Exploration and Production at OMV, said: "Our new exploration permit strengthens our presence in New Zealand, where further growth is scheduled."

Growth continues

The new permit is located in the Taranaki basin, in proximity to OMV´s existing assets Pohokura, Maui and Maari. Pohokura is the second largest gas field in New Zealand and covers circa 40% of the country's gas demand with its production of approximately 40,000 boe/d. In 2006, OMV, with its combined share of Maui and Pohokura gas production, became the third largest gas producer supplying approximately 11% of the New Zealand market. OMV, as operator of the Maari oil field, in conjunction with its joint venture partners (Todd Maari Ltd, Horizon Oil International Ltd and Cue Taranaki Pty Ltd), is currently developing the largest undeveloped oil field in New Zealand. Oil production from the Maari field is planned to commence in 2008. The gross peak production of the Maari field is planned at 35,000 bbl/d. OMV's 69% share of Maari oil production, together with natural gas liquids from both the Pohokura and Maui fields, will make OMV the leading liquid hydrocarbon (oil and condensate) producer in New Zealand.

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Balanced international E&P portfolio

OMV holds a balanced international E&P portfolio in 20 countries structured around six core regions, namely CEE, Northern Africa, Northwestern Europe, the Middle East, Australia/New Zealand and Russia/Caspian region. OMV's daily production volume is approximately 322,000 boe/d, and the Company's reserves are approximately 1.3 bn boe.

Background information:

OMV in New Zealand

OMV has been active in Australia/New Zealand, one of OMV's six E&P core regions, since 1999. OMV has offices both in Perth, Australia, and in Wellington, New Zealand. OMV's New Zealand activities are run by 46 employees in Wellington and the Maari project team in Perth. In New Zealand, OMV now has interests in 7 exploration permits and in 3 petroleum mining permits.


NEW ZEALAND
Auckland
PEP 38619
PEP 38618
PEP 38485
PEP 381200
PMP 38154
PEP 38459
PEP 38481
Pohokura
Maui
PEP 38482
PML 381012
PEP 38413
PMP 38160
Maari
WELLINGTON
NEW ZEALAND
OMV share
PEP 38618 50.0%
PEP 38619 50.0%
PEP 38413 (OP) 69.0%
PEP 38459 26.0%
PEP 38481 25.0%
PEP 38482 25.0%
PEP 38485 (OP) 33.3%
PMP 38154 26.0%
PMP 38160 (OP) 69.0%
PML 381012 10.0%
PEP 381200 (OP) 100%
Oil Field
Gas Field
200 Kilometers

OMV Aktiengesellschaft

With Group sales of EUR 18.97 billion and a workforce of 40,993 employees in 2006, as well as market capitalization of approximately EUR 14 billion, OMV Aktiengesellschaft is Austria's largest listed industrial company. As the leading oil and gas group in Central Europe, OMV is active in Refining and Marketing (R&M) in 13 countries. In Exploration and Production (E&P) OMV is active in 20 countries on five continents. In the Gas business segment OMV has storage facilities and a 2,000 km long pipeline system, transporting 47 bcm of natural gas annually to countries such as Germany and Italy. Sales volumes of gas amount to 14.11 bcm. OMV holds stakes in integrated chemical and petrochemical plants – 50% in AMI Agrolinz International GmbH and 35% stake in Borealis A/S, one of the world's leading producers of polyolefin. Other important holdings are: 51% of Petrom S.A., 50% of EconGas GmbH, 45% of the BAYERNOIL refining network and 10% of the Hungarian company MOL.

With the acquisition of a majority stake in the Romanian Petrom, OMV has become the largest oil and gas group in Central Europe, with oil and gas reserves of approximately 1.3 billion boe, daily production of around 324,000 boe and an annual refining capacity of 26.4 million metric tons. OMV now has 2,540 filling stations in 13 countries. The market share of the group in the Marketing business in the Danube region is now 20%.

OMV further strengthened its leading position in the European growth belt through the acquisition in 2006 of 34% of Petrol Ofisi, Turkey's leading company in the retail and commercial business.

In June 2006, OMV has established the OMV Future Energy Fund, a wholly owned subsidiary to support projects in renewable energy with more than EUR 100 Mio to initiate the change from a pure oil and gas group to an energy group with renewable energy in its portfolio.

For further information, please contact:

OMV

Ana-Barbara Kunčič, Investor Relations	Tel. +43 (1) 40 440-21600; e-mail: investor.relations@omv.com
Bettina Gneisz, Press	Tel. +43 (1) 40 440-21660; e-mail: bettina.gneisz@omv.com
Thomas Huemer, Press	Tel. +43 (1) 40 440-21660; e-mail: thomas.huemer@omv.com

Internet Homepage: www.omv.com

Next result announcement **January–June 2007** on August 16, 2007

END

Move & More. OMV